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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70317

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **08/02/2019** AND ENDING **12/31/2019**

               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Peachtree PC Investors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Lenox Road, Suite 625

(No. and Street)

Atlanta   **GA**   **30326**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Woomer   **404-953-4953**

                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Conner Davies LLP

(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue   **New York**   **NY**   **10022**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Robert Woomer** , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Peachtree PC Investors, LLC , as

of **December 31** , 20 **19** , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

President
Title



_____
Notary Public

NICHOLAS HUDDLESTON
NOTARY PUBLIC
Fulton County, Georgia
My Commission Expires
12/22/2024

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEACHTREE PC INVESTORS, LLC *(FORMERLY PEACHTREE PC ADVISORS, LLC)*

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FRIM
REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2019

PEACHTREE PC INVESTORS, LLC *(FORMERLY PEACHTREE PC ADVISORS, LLC)*

Table of Contents
DECEMBER 31, 2019

Annual Audited Report Form X-17a-5 Part III Facing Page……………………………………………………………………...1-2

Report of Independent Registered Public Accounting Firm……………………………………………………………………3-4

Statement of Financial Condition………………………………………………………………………………………………….5

Notes to Financial Statements……………………………………………………………………………………………………6-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Managing Member of
Peachtree PC Investors, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Peachtree PC Investors, LLC *(formerly, Peachtree PC Advisors, LLC)* (the "Company") as of December 31, 2019, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Suite 301, Harrison, NY 10528 I Tel: 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Emphasis of a Matter

As more fully described in Notes 1 and 3 to the financial statement, the Company has material transactions with related parties and its future operations may be dependent upon continued support for its parent company, Peachtree PC Advisors Holdings, LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

We have served as the Company's auditor since 2021.

PKF O'Connor Davies, LLP

June 10, 2021

PEACHTREE PC INVESTORS, LLC *(FORMERLY PEACHTREE PC ADVISORS, LLC)*

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	743,175
Commissions receivable		2,621,197
Other assets		13,259
Total assets	$	3,377,631

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	15,248
Commissions payable		2,172,877
Due to related parties		119,199
Total Liabilities		2,307,324
Member's equity		1,070,307
Total Liabilities and Member's Equity	$	3,377,631

See accompanying notes to financial statements.

PEACHTREE PC INVESTORS, LLC *(FORMERLY PEACHTREE PC ADVISORS, LLC)*

Notes to Financial Statements
December 31, 2019

Note 1 - Organization

Peachtree PC Investors, LLC *(formerly Peachtree PC Advisors, LLC)* (the "Company") was formed on March 1, 2019, as a Georgia limited liability company for the purpose of providing financial services primarily to entities related to its sole member; inception of activity in the Company began March 13, 2019. The Company was approved as a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and became a member of the Financial Industry Regulatory Authority ("FINRA") on August 2, 2019 (Date of FINRA approval). The Company is a wholly-owned subsidiary of Peachtree PC Advisors Holding, LLC (the "Parent") and is the exclusive managing broker-dealer for the investment offerings of Peachtree Hotel Value & Income Fund III, LP ("PHVIF III"), Peachtree Hotel Opportunity Zone Tax Advantage Fund, LP ("PHOTA"), Peachtree SSC Mortgage REIT, LLC ("PSR"), PHG Indianapolis Investors, LLC ("Indianapolis"), PHG Delray Beach Investors, LLC ("Delray"), and Stonehill Strategic Hotel Credit Opportunity Fund III, LP ("SSHCOF III"). The Company is an introducing broker who does not take possession of customer funds or carry customer accounts.

To date, the Company has received its funding from its sole member and its continued existence, in the absence of adequate cash flow from operations or other sources, will be depending on receiving continued support from the Parent.

The Company is the dealer manager for all share classes of PHVIF III. For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. In addition, PHVIF III pays the Company a dealer manager fee of up to 2.5%-3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 2.5%-3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. For R share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering. For I share investments, the Company receives up to a 0.5% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees. During the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019, the Company elected to waive the placement fees earned on the I share investments.

The Company is also the dealer manager for all share classes of PHOTA. For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. In addition, PHOTA pays the Company a dealer manager fee of up to 2.5%-3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 2.5%-3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. For R share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering. For I share investments, the Company receives up to a 0.5% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

PEACHTREE PC INVESTORS, LLC *(FORMERLY PEACHTREE PC ADVISORS, LLC)*

Notes to Financial Statements
December 31, 2019

Note 1 – Organization - continued

The Company is also the dealer manager for all share classes of PSR. For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers. In addition, PSR pays the Company a dealer manager fee of up to 2.5%-3.0% of gross offering proceeds from the above offerings, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 2.5%-3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. For R share investments, the Company receives up to a 2.0% placement fee for the distribution of the offering. For I share investments, The Company receives up to a 0.5% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees. During the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019, the Company elected to waive the placement fees earned on the I share investments.

The Company is also the dealer manager for all share classes of Indianapolis. There are no individual share classes for the investment offering. Indianapolis agreed to pay the Company 0.25% of gross offering proceeds up to a maximum of $25,000. There were no broker dealers involved in the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

The Company is also the dealer manager for Delray. The offering had only A shares available for investment. For A share investments, the Company receives a selling commission of up to 7.0% of gross offering proceeds raised in funds, all or a portion of which could be re-allowed to participating broker-dealers or grossing up investors if commission is less than 7%. In addition, the offering pays the Company a dealer manager fee of up to 3.0% of gross offering proceeds, a portion of which could be re-allowed to participating broker-dealers with the remainder kept by the Company as underwriter commission. The Company uses the 3.0% gross offering proceeds to pay internal commissions and expenses associated with distributing the offerings. The Company, at its discretion, has the ability to reduce or waive these dealer management fees and commissions offered.

The Company is also the dealer manager for SSHCOF III. There are no specific share classes for the offering. The Company receives up to a 2.0% placement fee for the distribution of the offering. The Company, at its discretion, has the ability to reduce or waive these placement fees.

Note 2 - Significant Accounting Policies

Basis of Presentation
The Company has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

PEACHTREE PC INVESTORS, LLC *(FORMERLY PEACHTREE PC ADVISORS, LLC)*

Notes to Financial Statements
December 31, 2019

Note 2 - Significant Accounting Policies - continued

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits.

Revenue Recognition

The Company earns commission revenues from the sale of limited partnership or limited liability interest in funds owned by the Parent. Revenues are recognized on a trade date basis and payment is typically received following either a weekly or daily closing of the offering.

The Company's commission income resulting from the sale of limited partnership and limited liability interests is recorded upon satisfaction of its performance obligations, which occurs on the trade date. Commission revenue is based on a percentage of the amounts invested. The Company views the selling, distribution and marketing, or any combination thereof, of limited partnership or limited liability interests as a single performance obligation. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the investment sponsor. Accordingly, total commission income is reported on a gross basis in the accompanying Statement of Operations.

Receivables

Commissions are recorded on a trade date basis as securities transactions occur. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. Management believes that neither of these conditions existed with regard to the receivables, and, as such, an allowance for doubtful accounts has not been established.

Income Taxes

The Company is included in the federal and state income tax returns filed by the Parent. The Parent was formed as a limited liability company and is treated as a partnership for federal income tax purposes and is generally not subject to federal and state income taxes. Accordingly, no recognition has been given to income taxes in the accompanying financial statements since the income or loss is to be included in the tax returns of the individual partners. The Partner's tax return is subject to examination by federal and state taxing authorities. If such examinations result in adjustments to distributive shares of taxable income or loss, the tax liability of the members would be adjusted accordingly.

PEACHTREE PC INVESTORS, LLC *(FORMERLY PEACHTREE PC ADVISORS, LLC)*

Notes to Financial Statements
December 31, 2019

Note 3 - Related Party Transactions

The Company is a party to a Shared Service Agreement with a related party, Peachtree Hotel Group II, LLC (PHG II) and its affiliates, to reimburse those entities for certain shared services, including but not limited to: compensation costs of employees performing services for the Company, direct costs for activities attributable to the Company, and indirect costs for activities conducted jointly with the Company. The shared services charged were comprised of the following for the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019:

Payroll and benefits	$	380,080
Rent and utilities		22,063
Office expenses		2,655
Telephone and IT expenses		38,693
Other		2,882
	$	446,373

The Company received all of its revenue, including commissions receivable, for the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019, from PHVIF III, PHOTA, PSR, SSHCOF III, Delray, and Indianapolis.

Note 4 - Consulting Agreements

During June 2019, the Company entered into a consulting services agreement with Curtis Consultants, LLC ("Curtis") to provide regulatory compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $5,000 per month, plus reimbursable expenses and costs. Consulting fees paid to Curtis were approximately $22,920 for the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019.

During June 2019, the Company entered into a consulting services agreement with Finop Consulting, LLC ("Finop") to provide monthly regulatory reporting services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $1,200 per month. Consulting fees paid to Finop were approximately $6,000 for the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019.

Note 5 – Net Capital Requirements

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 12.5 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2019, the Company's net capital, as defined, of $553,354 exceeded the required minimum of $288,415 by $264,939 and its ratio of aggregate indebtedness to net capital was 4.1697 to 1.0.

PEACHTREE PC INVESTORS, LLC *(FORMERLY PEACHTREE PC ADVISORS, LLC)*

Notes to Financial Statements
December 31, 2019

Note 6 – Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from certain customers and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents and commissions receivable.

Note 7 – Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the period from August 2, 2019 (Date of FINRA Approval) through December 31, 2019.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through June 10, 2021, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of December 31, 2019, have been incorporated into these financial statements.